                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                        UNITED STATES FILTER CORPORATION
              -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
              -------------------------------------------------------
                         (Title of Class of Securities)

                                   911843209
              -------------------------------------------------------
                                 (CUSIP Number)


              L. William Law, Jr., Senior Vice President, General
                             Counsel and Secretary
                 Eastern Enterprises, 9 Riverside Road, Weston,
                      Massachusetts, 02193 (617) 647-2300
              -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 20, 1995
              -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



            If the filing person had previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because
              of Rule 13d-1(b)(3) or (4), check the following box:


                             Yes                No  X
                                -----             -----

               Check the following box if a fee is paid with this
                                   statement:

                             Yes                No  X
                               -----             -----

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CUSIP No.  911843209

(1)       NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Eastern Associated Securities Corp., I.D. No.04-2940344

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: *
                                                          (a)
                                                          (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS*
         00

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts
                                                  :(7)  SOLE VOTING POWER
                                                  :          26,000 shares

                                                  :(8)  SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY                     :          None
OWNED BY EACH REPORTING
PERSON WITH                                       :(9)  SOLE DISPOSITIVE
POWER                                             :          26,000 shares

                                                  :(10) SHARED DISPOSITIVE POWER
                                                  :          None

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                   26,000 shares

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*            YES            NO  X
                                       -----         -----

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.10%

(14)     TYPE OF REPORTING PERSON*
         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  911843209

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Eastern Enterprises                I.D. No.  04-1270730

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: *
                                                          (a)
                                                          (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS*
         00

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts
                                                 :(7)  SOLE VOTING POWER
                                                 :          None

                                                 :(8)  SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY                    :          26,000 shares
OWNED BY EACH REPORTING
PERSON WITH                                      :(9)  SOLE DISPOSITIVE POWER
                                                 :          None

                                                 :(10) SHARED DISPOSITIVE POWER
                                                 :          26,000 shares

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                  26,000 shares

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*           YES          NO  X
                                      -----       -----

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.10%

(14)     TYPE OF REPORTING PERSON*
         HC

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 4.  Purpose of Transaction
         ----------------------

         On November 1, 1995, Eastern and EASC announced that they had advised United States Filter Corporation of their intent to sell, subject to satisfactory price and market conditions, the U.S. Filter Securities beneficially owned by them (3,041,092 shares of common stock) in a public offering. These Securities are the subject of a shelf registration statement, as amended (the "Shelf Registration Statement"). The Securities constitute all of the shares of the Securities beneficially owned by Eastern and EASC, other than 26,000 shares subject to options granted to Eastern's representative on the Issuer's Board of Directors pursuant to the terms of the Issuer's 1991 Directors Stock Option Plan.

         On November 20, 1995, Eastern and EASC sold 3,041,092 shares of common stock of U.S. Filter Corporation in an underwritten public offering co-managed by Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Brothers Inc., PaineWebber Incorporated and RBC Dominion Securities Corporation. The price to the public in such offering was $22.625 per share. Underwriting discounts and commissions were $1.09 per share. The net proceeds to Eastern and EASC were therefore $21.535 per share.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         On November 20, 1995, Eastern and EASC sold 3,041,092 shares of common stock of U.S. Filter Corporation in an underwritten public offering co-managed by Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Brothers Inc., PaineWebber Incorporated and RBC Dominion Securities Corporation. The date of this sale, November 20, 1995, is the date on which Eastern and EASC ceased to be the beneficial owner of more than 5.0% of U.S. Filter Corporation's outstanding common stock. The price to the public in such offering was $22.625 per share. Underwriting discounts and commissions were $1.09 per share. The net proceeds to Eastern and EASC were therefore $21.535 per share.

         The aggregate number of shares of the Securities beneficially owned by Eastern and EASC following the public sale of securities described above is 26,000 shares, representing approximately 0.10% of the 25,509,909 outstanding shares of Common Stock of the Issuer, based on the number of outstanding shares reported in the Issuer's Post Effective Amendment No. 2 to the Shelf Registration Statement (filed November 2, 1995). Such shares are subject to options as described in Item 4, above.

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Signature
---------
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 21, 1995
       -----------------

EASTERN ENTERPRISE                              EASTERN ASSOCIATED SECURITIES
                                                CORP.


By:                                             By:
    ------------------------------                 --------------------------
L. William Law, Jr.                             L. William Law, Jr.
Senior Vice President, General Counsel and      Vice President
Secretary